UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For April 05 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 05 2005  -  Holding(s) in Company



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



NOMINEE/REGISTERED NAME                                             SHARES HELD

BANK OF NEW YORK BRUSSELS                                               52,100
BROWN BROS HARRIMN LTD LUX                                           8,893,338
JP MORGAN, BOURNEMOUTH                                                 114,200
NATIONAL ASTL BK MELBOURNE                                              34,600
NORTHERN TRUST LONDON                                                   40,400
STATE STR BK AND TR CO LNDN                                             68,010
JP MORGAN, BOURNEMOUTH                                               6,893,564
BROWN BROS HARRIMAN AND CO                                                 101
BROWN BROS HARRIMAN AND CO                                              28,700
JP MORGAN CHASE BANK                                                    26,100
STATE STREET BANK AND TR CO                                             19,100
BANK OF NEW YORK BRUSSELS                                              896,049
BANK OF NEW YORK EUROPE LDN                                            124,500
CITIBANK LONDON                                                        328,030
CLYDESDALE BANK PLC                                                     39,000
JP MORGAN, BOURNEMOUTH                                               1,598,643
MELLON BANK                                                            113,100
NORTHERN TRUST LONDON                                                2,166,044
STATE STR BK AND TR CO LNDN                                            386,700
                                                                    -----------
                                              TOTAL                 21,822,279
                                                                    ===========


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

101,700 SINCE LAST NOTIFICATION

8. Percentage of issued class

0.023%

9. Class of security

ORDINARY SHARES OF 25P

10. Date of transaction

04 APRIL 2005

11. Date company informed

05 APRIL 2005

12. Total holding following this notification

21,822,279

13. Total percentage holding of issued class following this notification

4.98%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MR P HUSSEY - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY & GROUP LEGAL ADVISER

Date of notification

05 APRIL 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  April 05 2005                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman